UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FHP International Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

302426101
(CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Partners, Inc.
36-3664388

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b	X

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
1,050,000 shares

6
SHARED VOTING POWER
- -0-

7
SOLE DISPOSITIVE POWER
1,050,000 shares

8
SHARED DISPOSITIVE POWER
- -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,000 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12
TYPE OF REPORTING PERSON*

CO IA

* SEE INSTRUCTION BEFORE FILLING OUT!

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Trust Company
36-3718331

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b	X

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
398,500 shares

6
SHARED VOTING POWER
- -0-

7
SOLE DISPOSITIVE POWER
398,500 shares

8
SHARED DISPOSITIVE POWER
- -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,500 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12
TYPE OF REPORTING PERSON*

BK

* SEE INSTRUCTION BEFORE FILLING OUT!

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Holdings, Inc.
36-3670610

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b	X

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
- -0-

6
SHARED VOTING POWER
- -0-

7
SOLE DISPOSITIVE POWER
- -0-

8
SHARED DISPOSITIVE POWER
- -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None except indirectly through Brinson Partners, Inc., a wholly-owned subsidiary, and Brinson Trust Company, a wholly-owned subsidiary of Brinson Partners, Inc. (see item 4 hereof).

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

- -0-

12
TYPE OF REPORTING PERSON*

CO HC

* SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:
FHP International Corp. (the "Company")

Item 1(b) Address of Issuer's Principal Executive Offices:
9900 Talbert Avenue
Fountain Valley, CA  92708

Item 2(a) Name of Person Filing:
Brinson Partners, Inc. ("BPI") is filing this statement on behalf of itself, Brinson Trust Company ("BTC") and Brinson Holdings, Inc. ("BHI"). BPI is a wholly-owned subsidiary of
BHI.  BTC is a wholly-owned subsidiary of BPI.   Exhibit I
hereto contains the agreement of BPI, BTC and BHI to file a joint disclosure statement on Schedule 13G.

Item 2(b) Address of Principal Business:
Each of BPI, BTC and BHI's principal business office is located at:
209 South LaSalle, Chicago, Illinois  60604-1295

Item 2(c) Citizenship:
BPI is a corporation under the laws of Delaware.
BHI is a corporation under the laws of Delaware.
BTC is a corporation under the laws of Illinois.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
302426101

Item 3 Type of Person Filing:
Brinson Partners, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
Brinson Trust Company is a bank in accordance with section
240.13d-1(b)(1)(ii)(B), and Brinson Holdings, Inc. is a
Parent Holding Company in accordance with section 240.13d-
1(b)(1)(ii)(G) of the Exchange Act.

Item 4 Ownership:
See Items 5-11 of pages two, three and four hereof.

Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of
Another Person:
Not Applicable

Item 7 Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:
Not Applicable

Item 8 Identification and Classification of Member of the
Group:
Not Applicable

Item 9 Notice of Dissolution of Group:
Not Applicable

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1995

By:	Samuel W. Anderson as Vice President of each of the
above Companies

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(f)(1) of the Securities and Exchange Commission, the undersigned agrees that the statement on
Schedule 13G (including all amendments thereto) with respect to the Common Stock of FHP INTERNATIONAL CORP. to which this agreement is attached is to be filed on behalf of each of the undersigned and that Brinson Partners, Inc. is hereby authorized to sign and file any and all required amendments to such Schedule 13G.

Date:  February 13, 1995

BRINSON PARTNERS, INC.
BRINSON TRUST COMPANY
BRINSON HOLDINGS, INC.

By:	Samuel W. Anderson as Vice President of each of the
above Companies